

Mail Stop 3720

June 30, 2010

Hwan Sup Lee
President and Chief Executive Officer
Clavis Technologies International Co., Ltd.
#1564-1 Seojin Bldg., 3rd Floor
Seocho3-Dong
Seocho-Gu, Seoul, Korea 137-874

> **Re: Clavis Technologies International Co. Ltd.**
> **Amendment Number 3 to Form S-1**
> **Filed June 24, 2010**
> **File No. 333-164589**

Dear Mr. Lee:

We have reviewed your revised filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree with any of our comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.

Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. Feel free to call us at the telephone numbers listed at the end of this letter.

Revenue Recognition, page 44
Results of Operations, page 46

1. We note your response to comment four from our letter dated June 17, 2010. We further note your disclosure on page 46, referring to "lower contracts overall" in the first quarter of 2010 which are still ongoing compared to the higher number of deliverables completed in the first quarter for which you "received and recognized more revenue from installment payments." It appears from your disclosure that you do not recognize progress towards completion, but rather record revenues under the completed contract method. Tell us why your basis for revenue recognition is appropriate. Additionally, tell us how you accounted for the costs of ongoing contracts, pending completion.

2. We note your response to comment five from our letter dated June 17, 2010 and your revised disclosures. We refer to your statement that you account for your sales of RFID hardware/software using the contract accounting method and that you believe such

revenue recognition is in compliance with ASC 985-605-25-3. However, the contract accounting method is not discussed in paragraph 3 but rather paragraphs 88-107. Please advise.

3. It also appears to us that your response is not consistent with your disclosures in Note 2 (k) Revenue Recognition on page F-19 and your disclosures on page 46. In this regard, your disclosures on page F-19 imply that you recognize revenue from software sales (which you state is upon shipment or when installation is complete) separately from your hardware components (upon shipment) and you make no mention in your disclosures that the software is more than incidental to the product (hardware and software) as a whole and are accounted for as one element, as stated in your response. Further, on page 46, you state that you recognize revenue based on installment payments, which implies that you account for revenues from these contracts on a percentage-of-completion basis. Please revise or advise.

4. Further, it appears to us that a significant portion of your revenues are derived from contracts or projects which are subject to contract accounting. In this regard, we note that the integration of the RFID software with the hardware is subject to customer specifications ("significant production, modification or customization") and therefore is within the scope of ASC Topic 985-605-25-88, not ASC 985-605-25-3, and that you account for such sales of RFID hardware/software under the completed contract method. Therefore, you should revise your disclosures to include in the note on accounting policies the method or methods of determining earned revenue and the cost of earned revenue pursuant to ASC Topic 605-35-50-1. Please confirm to the staff that you had accounted for the project costs and revenues in accordance with your revised disclosures.

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Please amend your Form S-1 in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Kathryn Jacobson, Staff Accountant, at (202) 551-3365 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Plowgian, Attorney-Advisor, at (202) 551-3367, or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director